SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              COHOES BANCORP, INC.
                            (Name of Subject Company)

                            AMBANC HOLDING CO., INC.
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   192 513 109
                      (CUSIP Number of Class of Securities)

             John M. Lisicki, President and Chief Executive Officer
                  11 Division Street, Amsterdam, New York 12010
                                 (518) 842-7200
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                               John J. Spidi, Esq.
                            Malizia Spidi & Fisch, PC
                       1301 K Street, N.W. Suite 700 East
                             Washington, D.C. 20005
                                (202) 434 - 4660

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION                               | AMOUNT OF
VALUATION*: $125,525,482.50               | FILING FEE**: $25,105.08
--------------------------------------------------------------------------------
* For purposes of calculating the filing fee only. This calculation assumes the purchase of all of the outstanding shares of Common Stock, par value $.01 per share, of Cohoes Bancorp, Inc. at $16.50 net per share in cash, based on the number of shares outstanding as of June 22, 2000, as reported in the Proxy Statement of Cohoes relating to the Special Meeting of Shareholders to be held August 17, 2000, and excluding 304,650 shares beneficially owned by Ambanc Holding Co., Inc. as of the date of this Schedule TO.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, equals 1/50 of one percent of the aggregate value of cash offered by Ambanc Holding Co., Inc.

[ ]  Check  the  box if any  part of the fee is  offset  as  provided   by  Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
     Amount Previously Paid:    _________.   Filing Party:  _____________.
     Form or Registration No.:  _________.   Date Filed:    _____________.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.           [  ] issuer tender offer subject to Rule 13e-4.
[  ] going-private transaction subject to Rule 13e-3.         [  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

                                   SCHEDULE TO

         This  Statement  on Schedule  TO relates to an offer by Ambanc  Holding
Co., Inc., a Delaware Corporation, ("Ambanc"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares") of Cohoes Bancorp, Inc. at $16.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

         The information set forth in the Offer to Purchase under the section captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The name of the subject company is Cohoes Bancorp, Inc., a Delaware corporation ("Cohoes"), which has its principal executive offices at 75 Remsen Street, Cohoes, New York 12047. Its telephone number is (518) 233-6500.

         (b) As of June 22, 2000, there were issued and outstanding 7,912,255 shares of Cohoes common stock, par value $.01 per share.

         (c) The information concerning the principal market for and the prices of the Shares set forth in Section 6 ("Price Range of Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a), (b), (c)1-2 The information set forth in Section 9 ("Certain Information Concerning Ambanc") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

         (c)3-4 The information regarding Director Lawrence B. Seidman, as set forth on Schedule I to the Offer to Purchase, is incorporated herein by reference. Other than with respect to Mr. Seidman, neither Ambanc, nor any persons controlling Ambanc, nor, to the knowledge of Ambanc, any of the persons listed on Schedule I to the Offer to Purchase, has during the last five years
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4. TERMS OF THE TRANSACTION.

         The information set forth in the Offer to Purchase under the following sections is incorporated herein by reference: Section 1("Terms of the Offer; Expiration Date"), Section 2 ("Acceptance for

Payment and Payment for Shares"), Section 3 ("Withdrawal Rights"), Section 4 ("Procedure for Tendering Shares"), Section 11 ("Purpose of the Offer; Plans for Cohoes"), Section 12 ("Certain Conditions of the Offer"), Section 13 ("Appraisal Rights"), Section 15 ("Dividends and Distributions"), Section 16 ("Treatment of Cohoes Stock Options and Employee Stock Ownership Plan"), Section 17 ("Certain Legal and Regulatory Matters; Approvals"), Section 19 ("Miscellaneous").

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a)-(b) The information set forth in Section 9 ("Certain Information Concerning Ambanc") and Section 10 ("Background of the Offer; Contacts with Cohoes") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a), (c) 1-7 The information set forth in Section 11 ("Purpose of the Offer; Plans for Cohoes") and Section 7 ("Effect of the Offer on the Market for the Shares and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in Section 14 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

         (b), (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in Section 9 ("Certain Information Concerning Ambanc") of the Offer to Purchase and on Schedule II to the Offer to Purchase is incorporated herein by reference.

         In accordance with Instruction 3 to Item 1008(a) of Regulation M-A, the following table sets forth, as of June 22, 2000, information regarding ownership of Cohoes common stock by certain beneficial owners and by directors and executive officers of Cohoes, individually and as a group. Such information was derived from the Cohoes' Proxy Statement-Prospectus dated July 3, 2000 relating to the Special Meeting of Shareholders to be held August 17, 2000 for the purpose of considering the Hudson-Cohoes Merger (the "Cohoes' Proxy Statement") as filed with the SEC.

                                      Shares Beneficially Owned at  Percent of Total Shares
Beneficial Owner                         June 22, 2000 (1)(2)(3)          Outstanding
----------------                         -----------------------         ------------
Cohoes Bancorp, Inc. Employee Stock
Ownership Plan
 75 Remsen Street
 Cohoes, New York 12047                        762,818(5)                     9.6%

Directors:
     Harry L. Robinson                         214,353(6)                     2.7%
     Arthur E. Bowen                            36,603(7)                      *

     Peter G. Casabonne                         21,603                         *
     Michael L. Crotty                          22,978                         *
     Chester C. DeLaMater                       41,603(8)                      *
     Frederick G. Field, Jr.                    22,878(9)                      *
     Duncan S. MacAffer                         28,442(10)                     *
     J. Timothy O'Hearn                         38,756(11)                     *
     R. Douglas Paton                           32,624(12)                     *
     Walter H. Speidel                          37,103(13)                     *
     Donald A. Wilson                           24,803(14)                     *
Executive officers:
     Richard A. Ahl                            128,053(15)                    1.6%
     Albert J. Picchi                           49,945(16)                     *
Directors and executive officers of Cohoes
   and executive officers of Cohoes Savings
   Bank, as a group (13 persons)               699,744(17)                    8.7%


(1) Amount includes shares held directly, as well as shares allocated to such individuals under the Cohoes Bancorp, Inc. Employee Stock Ownership Plan (the "Cohoes ESOP"), and other shares with respect to which a person may be deemed to have sole voting and/or investment power.

(2) Under applicable regulations, a person is deemed to have beneficial ownership of any shares of Cohoes common stock which may be acquired within 60 days of the date shown pursuant to the exercise of outstanding stock options. Shares of Cohoes common stock which are subject to stock options are deemed to be outstanding for the purpose of computing the percentage of outstanding common stock owned by such person or group but not deemed outstanding for the purpose of computing the percentage of Cohoes common stock owned by any other person or group. The amounts set forth in the table include shares which may be received upon the exercise of stock options pursuant to Cohoes' 1999 Stock Option and Incentive Plan within 60 days of the date shown as follows: for Mr. Robinson, 45,000 shares; for Mr. Ahl, 22,500 shares; for Mr. Picchi, 11,250 shares; for each of the 10 non-employee directors, 5,201 shares; and for all directors and executive officers as a group, 130,760 shares.

(3) Includes unvested restricted shares granted pursuant to Cohoes' 1999 Recognition and Retention Plan as follows: for Mr. Robinson, 90,000 shares; for Mr. Ahl, 45,000 shares; for Mr. Picchi, 22,500 shares; for each of the 10 non-employee directors, 10,402 shares; and for all directors and executive officers as a group, 261,520 shares. These shares will be voted by Cohoes' board since they were subject to restriction as of June 22, 2000.

(4) Based upon 7,912,255 shares outstanding on June 22, 2000. An asterisk ("*") means that the percentage is less than 1%.

(5) Includes 71,538 shares allocated to ESOP participants, and the participants are entitled to direct the voting of these allocated shares. First Bankers Trust Company, the trustee of the ESOP, may be deemed to own beneficially the unallocated shares held by the ESOP. Unallocated shares will be voted in the same proportion as allocated shares voted by participants, subject to the requirements of applicable law and the fiduciary duties of the trustee. The ESOP administrators are entitled to direct the voting of the allocated shares for which timely voting instructions are not received from the participants.

(6) Includes 21,000 shares owned by Mr. Robinson through Cohoes Savings Bank's 401(k) Plan; 51,500 shares owned by the Cohoes Savings Bank Rabbi Trust of which Mr. Robinson is the beneficiary; and 2,553 shares allocated to Mr. Robinson in the Cohoes ESOP.

(7) Includes 8,500 shares owned by the Cohoes Savings Bank Rabbi Trust of which Mr. Bowen is the beneficiary and 1,000 shares owned by a testamentary trust of which Mr. Bowen's wife is trustee.

(8)      Includes 1,000 shares owned by Mr. DeLaMater's spouse.

(9)      Includes 3,277 shares owned by Mr. Field's spouse.

(10) Includes 2,627 shares owned by an intervivos trust of which Mr. MacAffer is trustee.

(11)     Includes 1,700 shares owned directly by Mr. O'Hearn's children.

(12) Includes 7,935 shares owned by the Cohoes Savings Bank Rabbi Trust of which Mr. Paton is the beneficiary.

(13)     Includes 500 shares owned directly by Mr. Speidel's son.

(14) Includes 1,100 shares owned by the Cohoes Savings Bank Rabbi Trust of which Mr. Wilson is the beneficiary.

(15) Includes 4,000 shares owned by Mr. Ahl through Cohoes Savings Bank's 401(k) Plan; 9,000 shares owned by the Cohoes Savings Bank Rabbi Trust of which Mr. Ahl is the beneficiary; 25,000 shares owned by Mr. Ahl's spouse; and 2,553 shares allocated to Mr. Ahl in the Cohoes ESOP.

(16) Includes 4,648 shares owned through Cohoes Savings Bank's 401(k) Plan; and 2,121 shares allocated to Mr. Picchi in the Cohoes ESOP.

(17) This total includes shares beneficially owned by all directors and executive officers listed in the table. All RRP shares, whether or not vested, are included.

         (b) The information set forth on Schedule II to the Offer to Purchase is incorporated herein by reference.

         The following table sets forth information regarding Ambanc's transactions in the Shares during the past 60 days. In each case, the price paid per Share is exclusive of commissions. All of the transactions were effected through a registered broker. No director or executive officer of Ambanc, nor any other affiliate, associate, or subsidiary of Ambanc, effected any transactions in the Shares during the past 60 days.

Identity                 Date of Transaction  Number of Shares  Price per Share
--------                 -------------------  ----------------  ---------------
Ambanc Holding Co., Inc.    June 29, 2000          10,700             $13.75
Ambanc Holding Co., Inc.    June 30, 2000           6,000             $13.75
Ambanc Holding Co., Inc.     July 5, 2000          25,000           $13.8125
Ambanc Holding Co., Inc.     July 6, 2000          10,000           $13.8125
Ambanc Holding Co., Inc.    July 14, 2000           7,500           $13.6250
Ambanc Holding Co., Inc.    July 21, 2000          10,000           $13.4375

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information set forth in Section 18 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         Not applicable. In accordance with the Instruction 2 to Item 10, the financial statements of Ambanc are not material as:

         1)    the consideration offered consists solely of cash;
         2)    the offer is not subject to any financing condition;
         3) Ambanc is a public reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, and files reports electronically on EDGAR; and
         4)    the offer is for all outstanding securities of the subject class.

         Further, pro forma financial information is not required in accordance with Instruction 5 to Item 10 as the transaction is not a negotiated transaction and Ambanc does not intend to offer securities in a subsequent merger or other transaction in which remaining Shares would be acquired.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Ambanc"), Section 10 ("Background of the Offer; Contacts with Cohoes"), Section 11 ("Purpose of the Offer; Plans for Cohoes"), Section 7 ("Effect of the Offer on the Market for the Shares and Exchange Act Registration"), Section 12 ("Certain Conditions of the Offer") and Section 17 ("Certain Legal and Regulatory Matters; Approvals") of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2), hereto, respectively, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

         (a)(1)   Offer to Purchase, dated August 9, 2000.

         (a)(2)   Letter of Transmittal.

         (a)(3)   Notice of Guaranteed Delivery.

         (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5)   Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
                  to their Clients.

         (a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7)   Form of Summary Advertisement, dated August 9, 2000.

         (a)(8)   Text of Press Release issued by Ambanc Holding Co., Inc., dated July 27, 2000
                  (incorporated by reference to the Schedule TO-C filed on July 27, 2000).

         (b)      Not applicable.

         (d)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2000


                     AMBANC HOLDING CO., INC.


                     By:  John M. Lisicki
                          ------------------------------------------------------
                          John M. Lisicki, President and Chief Executive Officer

                                  EXHIBIT INDEX



Exhibit No.                Description
-----------                -----------
(a)(1)                     Offer to Purchase, dated August 9, 2000.

(a)(2)                     Letter of Transmittal.

(a)(3)                     Notice of Guaranteed Delivery.

(a)(4)                     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                           Other Nominees.

(a)(5)                     Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
                           Other Nominees to their Clients.

(a)(6)                     Guidelines for Certification of Taxpayer Identification Number on
                           Substitute Form W-9.

(a)(7)                     Form of Summary Advertisement, dated August 9, 2000.

(a)(8)                     Text of Press Release issued by Ambanc Holding Co., Inc., dated July
                           27, 2000 (incorporated by reference to the Schedule TO-C filed on July
                           27, 2000).
